UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 12, 2020

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

May 12, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a session held on May 12, 2020, IFS’s Board of Directors unanimously approved, effective immediately:

1.

To appoint Mr. Guillermo Martínez Barros and Mr. Alfonso Bustamante y Bustamante as new members of IFS’ Audit Committee, replacing Mr. Hugo Santa María Guzmán and Mr. Fernando Zavala Lombardi. The new members are independent under Rule 10A-3 of the Securities Exchange Act and have submitted to IFS their independence declarations.

Therefore, IFS’ Audit Committee is composed by the following Board members: (a) Mr. Felipe Morris Guerinoni, (b) Mr. Guillermo Martínez Barros, and (c) Mr. Alfonso Bustamante y Bustamante.

2.	To approve a new IFS’ Code of Ethics.

The new Code of Ethics is publicly available on the corporate governance section of IFS’ website at https://www.ifs.com.pe/.  This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to IFS’ website and the information on the website, which may be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Form 6-K.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro Molina

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: May 12, 2020	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel